[Galleon Letterhead]

Via E-Mail

December 5, 2007

PeopleSupport, Inc.

1100 Glendon Ave., Suite 1250

Los Angeles, California 90024

Attention:  Mr. Lance Rosenzweig

Dear Lance:

On November 30, 2007, IPVG Corp. and AO Capital Partners, Ltd. proposed to acquire PeopleSupport in an all-cash transaction for $15.00 per share.  Per our discussion earlier this week, we support any transaction that would maximize shareholder value.  We expect you and the Board to fulfill your fiduciary responsibility and study this proposal carefully.

Further, we insist that you conduct an auction to elicit competing proposals for the company.  As you are aware, we have been approached by a number of strategic third parties interested in a potential acquisition of PeopleSupport.  Some of these parties, including IPVG, have indicated their interest in structuring a transaction that would involve our participation.  This participation could take many forms, including the conversion of our interest in PeopleSupport into an equity stake in the resulting entity in lieu of receiving the cash consideration.  We are open to this possibility, which would obviously also allow potential buyers to offer a higher cash price to other shareholders.  Indeed, we believe that given the substantial size of our investment in PeopleSupport and our existing relationships in the space, we can be instrumental in assisting PeopleSupport maximize shareholder value.

However, you have restricted us from ensuring the best outcome for all shareholders.  As you are well aware, your poison pill prohibits us from entering into a constructive arrangement with a third party that might be interested in making an offer for the company.  The net effect of the poison pill is to limit existing shareholder flexibility, throttle investor interest, and ultimately “chill” the value of PeopleSupport.  We therefore reiterate our request that the Board immediately remove the poison pill or, at a minimum, amend it to allow existing shareholders to participate in proposals which will maximize shareholder value.

Rest assured that we will not stand idly if this Board fails to take the requested actions.

Sincerely,

/s/ Raj Rajaratnam
Raj Rajaratnam

Galleon Management, L.P.
Managing Member of General Partner
Galleon Management, LLC

Galleon International Management, LLC
Managing Member

Galleon Special Opportunities Management, LLC
Managing Member